March 6, 2020

William Shawn Clark
President and Chief Executive Officer
Viabuilt Ventures, Inc.
2475 N. John Young Parkway
Orlando, FL 32804

       Re: Viabuilt Ventures Inc.
           Form 8-K
           Filed December 31, 2019
           File No. 333-188753

Dear Mr. Clark:

        We issued comments to you on the above captioned filing on January 27, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 20, 2020.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Mindy Hooker,
Staff Accountant at (202) 551-3732 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing